July 12, 2019

Confidential

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention:                                         Heather Clark, Senior Staff Accountant

Claire Erlanger, Staff Accountant

Ruairi Regan, Senior Staff Attorney

Brigitte Lippmann, Staff Attorney

Re:                             Wanda Sports Group Company Limited (CIK No. 0001771279)

Registration Statement on Form F-1 (File No. 333-232004)

Ladies and Gentlemen,

On behalf of our client, Wanda Sports Group Company Limited, a foreign private issuer organized under the laws of Hong Kong (the “Company”), we are filing herewith, via EDGAR with the Securities and Exchange Commission (the “Commission”), the Company’s Amendment No. 2 to the above-referenced Registration Statement on Form F-1 initially filed on June 7, 2019 (the “Registration Statement”).

To facilitate the review of the staff of the Commission (the “Staff”) , we are providing to the Staff today five (5) courtesy copies of the Registration Statement, marked to show changes from the version initially filed on June 7, 2019.

The Company currently plans on (i) commencing the road show for the offering on July 15, 2019, and (ii) requesting acceleration of the effectiveness of the Registration Statement on or about July 25, 2019. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

AFFILIATED WITH PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP, A NEW YORK LIMITED LIABILITY PARTNERSHIP WITH OFFICES OUTSIDE THE UNITED KINGDOM

If you have any questions or comments concerning the Registration Statement, please do not hesitate to contact me (mbergman@paulweiss.com; +44.207.367.1601) or Xiaoyu Greg Liu (gliu@paulweiss.com; +86.10.5828.6302).

Your sincerely,

/s/ Mark S. Bergman

Mark S. Bergman

cc:                                                                    Hengming Yang, Chief Executive Officer, Wanda Sports Group Company Limited

Brian Liao, Chief Financial Officer, Wanda Sports Group Company Limited

Sandra Lin, EY

Matthew D. Bersani, Esq., Shearman & Sterling LLP

Xiaoyu Greg Liu, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP